[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 24, 2014

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cushing® Funds Trust Preliminary Proxy Statement
(File Nos. 811-22428)

Dear Mr. Bartz:

Thank you for your telephonic comments, received April 16, 2014, regarding the Preliminary Proxy Statement (the “Proxy Statement”) of The Cushing® MLP Premier Fund, The Cushing® Renaissance Advantage Fund and The Cushing® Royalty Energy Income Fund (each a “Cushing Fund” and collectively, the “Cushing Funds”), each a series of Cushing® Funds Trust (the “Trust”), on April 7, 2014 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder (the “General Rules and Regulations”). On behalf of the Cushing Funds, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Cushing Funds’ definitive proxy statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations (the “Definitive Proxy Statement”).

Comment 1:	Please explain why the Cushing Funds determined not to file on Form N-14. In other words, please explain why shareholders are not being asked to make a new investment decision in connection with the approval of the reorganizations.

Response 1:	The purpose of the reorganization of each Cushing Fund into the corresponding Acquiring Fund is to facilitate the “adoption” of the Cushing Funds by the MainStay Group of Funds. Form N-14 provides for registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), to be issued in a transaction of the type specified in Rule 145(a) under the Securities Act. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” The Cushing Funds, in consultation with management of MainStay Funds Trust, which would have been the registrant filing a registration statement on Form N-14 had registration under the Securities Act been required, concluded that shareholders of the Cushing Funds are not being asked to make a new investment decision in connection with their consideration of whether to approve the respective reorganizations. In determining that the reorganizations would not involve new investment decisions, the Cushing Funds considered that:

• Continuity of shareholder investment expectations will be maintained because the investment objectives, principal investment strategies and risks of each Acquiring

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Fund will be substantially similar to those of the corresponding Cushing Fund. Although there are certain differences in the wording of fundamental investment restrictions between each Cushing Fund and the corresponding Acquiring Fund, intended to preserve consistency between funds in the MainStay Group of Funds, the Cushing Funds do not believe that the fundamental investment restrictions are materially different as applied.

•   While New York Life Investment Management LLC will be added as investment manager, the entity, Cushing® Asset Management, LP, and personnel, the current portfolio managers, of each Cushing Fund will continue to be responsible for the day-to-day management of the investments of the corresponding Acquiring Fund.

• The reorganizations do not involve the combination of existing funds with existing assets, shareholders and operating histories.

• Each Acquiring Fund will have no assets or operating history and simply will serve as a shell into which the corresponding Cushing Fund will be reorganized and all of its assets transferred.

• Upon consummation of the reorganization, each Acquiring Fund will assume the accounting and performance history of the corresponding Cushing Fund.

•   At the effective time of the reorganization, the number of shares to be issued by each Acquiring Fund in connection with the reorganization will be the same as the number of shares owned by shareholders of the corresponding Cushing Fund and the net asset value of each Acquiring Fund’s shares will be the same as the net asset value of the corresponding Cushing Fund’s shares. Thus, shares of each Acquiring Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the corresponding Cushing Fund.

•   The reorganizations are contingent upon receipt of an opinion of counsel that the reorganizations will not result in the recognition of any gain or loss for federal income tax purposes to the Cushing Funds, the Acquiring Funds or the shareholders of the Cushing Funds.

Additionally, the Cushing Funds note that while management of the Cushing Funds and the Acquiring Funds believe that the reorganizations will be the most efficient manner to complete the adoption of the Cushing Funds by the MainStay Group of Funds, alternatively the adoption could have been accomplished through approval by the Cushing Funds of new investment advisory and sub-advisory agreements reflecting advisory and sub-advisory relationships with New York Life Investment Management LLC and Cushing® Asset Management, LP and by electing as trustees of the Trust those trustees who currently serve as trustees of the MainStay Funds Trust. These matters would have been submitted to Cushing Funds shareholders for approval on a proxy statement.

All material information necessary to make an informed judgment about the reorganization will be contained in the Definitive Proxy Statement to be furnished to Cushing Funds shareholders in soliciting their approval. A post-effective amendment to

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the registration statement on Form N-1A of MainStay Funds Trust has been filed with the SEC pursuant to Rule 485(a) under the Securities Act relating to the offering of shares of the Acquiring Fund and the reorganizations will not be consummated until such registration becomes effective. Cushing Funds shareholders will receive, along with the Definitive Proxy Statement, a preliminary prospectus for the Acquiring Funds.

Finally, the Cushing Funds note that other similarly structured fund adoptions have been submitted to shareholders for approval through proxy statements. See, for example, Marketfield Fund, a series of Trust for Professional Managers, adoption by MainStay Funds Trust, definitive proxy statement filed July 23, 2013; Brown Advisory Funds, series of Professionally Managed Portfolios, adoption by Brown Advisory Funds, definitive proxy statement filed July 20, 2012; The Teberg Fund, a series of Advisors Series Trust, adoption by Northern Lights Funds Trust III, definitive proxy statement filed October 22, 2013; Great Lakes Funds, series of Northern Lights Fund Trust, adoption by Managed Portfolio Series, definitive proxy statement filed November 16, 2012; and Sector Rotation Fund, a series of The World Funds Trust, adoption by Starboard Investment Trust, definitive proxy statement filed May 18, 2011.

Comment 2:	With respect to MainStay Cushing® MLP Premier Fund, please explain how derivative instruments are valued for purposes of the Fund’s policy of investing at least 80% of its net assets in a portfolio of master limited partnership (“MLP”) investments (the “80% Policy”), if derivatives are counted towards the 80% Policy.

Response 2:	The MainStay Cushing® MLP Premier Fund will typically count each applicable derivative instrument’s market value for purposes of determining compliance with the Fund’s 80% Policy. With regard to credit default swaps in which the Fund is selling protection, the Fund will count the notional value of the swap for purposes of determining compliance with the Fund’s 80% Policy.

Comment 3:	With respect to MainStay Cushing® MLP Premier Fund, the Proxy Statement discloses on page 9 that the Fund intends to pay distributions that may include return of capital. (“In seeking to achieve its investment objective to produce current income, the Fund seeks to pay current cash distributions to shareholders, regardless of the character of such distributions for tax or accounting purposes.”) Please state that a return of capital distribution involves a return of the shareholder’s original investment. Additionally, please provide a brief description of the short term and long term tax implications of return of capital distributions.

Response 3:	The return of capital that MainStay Cushing® MLP Premier Fund expects to distribute to common shareholders differs from the return of capital traditionally made by investment companies, in which a portion of investors’ invested principal is returned to them. As described in the Proxy Statement, the types of MLPs in which the Fund intends to invest historically have made cash distributions to unitholders that exceed the amount of taxable income allocable to those unitholders, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. Because these distributions would exceed income, such distributions would not be treated as income to the Fund in that tax year but rather would be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP units. Similarly, because the Fund receives distributions that are not treated as income to the Fund, the Fund will be able to

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pass these distributions along to its common shareholders and make distributions that exceed the Fund’s earnings and profits. When the Fund distributes cash to its common shareholders in excess of its earnings and profits, those distributions would be treated as a return of capital to the extent of the common shareholders’ bases in the common shares. As a result, although the Fund is effectively distributing to shareholders cash received from the Fund’s investments, a portion of those distributions may be characterized as return of capital for tax purposes. Unlike a traditional “return of capital” by a fund, however, these distributions do not represent an erosion of shareholders’ equity invested in the Fund. The Cushing Funds respectfully submit that the nature of the return of capital distributions expected to be paid by MainStay Cushing® MLP Premier Fund are clearly explained in the Proxy Statement, and a statement that such distributions involve returns of a shareholder’s original investment would be inaccurate.

With respect to the tax implications of MainStay Cushing® MLP Premier Fund’s return of capital distributions, the Cushing Funds note that the Proxy Statement includes disclosure under the heading “Tax Risk” that “[d]istributions received by shareholders from the Fund that are treated as return of capital would not be subject to U.S. federal income tax, but would have the effect of reducing a shareholder’s basis in the shares of the Fund, which would cause gains to be higher, or losses to be lower, upon the sale of shares by such shareholder.” Additionally, as noted above, shareholders of the Cushing Funds will receive, along with the Definitive Proxy Statement, a preliminary prospectus for the Acquiring Funds, which will describe the tax consequences to shareholders of buying, holding, exchanging and selling the shares of MainStay Cushing® MLP Premier Fund and such other tax disclosure as is required by Form N-1A.

Comment 4:	With respect to MainStay Cushing® Renaissance Advantage Fund, please clarify on page 11 of the Proxy Statement that up to 25% of the Fund’s total assets may be invested in debt securities rated below investment grade. Additionally, please delete “some” from the beginning of the following sentence: “Some debt securities that are rated below investment grade by independent rating agencies (such as those rated Ba or lower by Moody’s and BB or lower by S&P) are commonly referred to as “high yield” securities or “junk bonds” ...”

Response 4:	The requested revisions have been made in the Definitive Proxy Statement.

Comment 5:	With respect to MainStay Cushing® Renaissance Advantage Fund, the Proxy Statement discloses on page 26 under “Comparison of Fundamental Investment Restrictions” that the Fund “may not invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry… provided, however, that the Fund will, in normal circumstances, invest more than 25% of its assets in the industry or group of industries that constitute the energy, industrial and manufacturing and transportation and logistics sectors, and may invest to an unlimited degree in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions.” [Emphasis added.] We believe that the industries enumerated are not sufficiently related to comprise a 25% concentration policy of the Fund. Accordingly, please revise the Fund’s concentration policy to include only related industries.

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Response 5:	The industry concentration policy of MainStay Cushing® Renaissance Advantage Fund is substantially similar to that of The Cushing® Renaissance Advantage Fund (in this response #5 MainStay Cushing® Renaissance Advantage Fund and The Cushing® Renaissance Advantage Fund are referred to collectively as the “Renaissance Funds”). The Cushing Funds note that the current concentration policy of The Cushing® Renaissance Advantage Fund was developed in response to a comment received from the Staff of the SEC in connection with the 485(a) filing of the Fund’s prospectus and statement of additional information.

The Cushing Funds respectfully submit that the fundamental investment policy of the Renaissance Funds with respect to the concentration of their investments is consistent with Section 8(b)(1) of the Investment Company Act of 1940 (“1940 Act”) and Form N-1A. As the SEC staff is aware, Section 8(b)(1)(E) of the 1940 Act requires a registered investment company to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Likewise, Instruction 4 to Item 9(b)(1) of Form N-1A requires disclosure of “any policy to concentrate in securities of issuers in a particular industry or group of industries” and defines concentration as “investing more than 25% of a Fund’s net assets in a particular industry or group of industries.” The 1940 Act does not define “industry or group of industries” or establish parameters for what may constitute a “group of industries” nor has the SEC done so. Former Guide 19 to Form N-1, stated that “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the Guides have since been rescinded, we understand the Staff of the SEC believes Guide 19 is generally instructive with respect to industry concentration. See SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text. While this guidance requires that the companies within a single industry must have materially similar primary economic characteristics (i.e., the companies in a single industry must be related), this guidance does not prevent an investment company from disclosing a policy to concentrate in a group of industries, as specifically permitted by the 1940 Act and Form N-1A.

In addition, the Cushing Funds believe that in the context of the investment thesis and strategy of the Renaissance Funds, the group of industries enumerated in the Renaissance Funds’ concentration policy are in fact related, and such concentration policy is reasonable and is not overly broad. The Renaissance Funds’ investment thesis is that increased domestic energy production has created a relative global cost advantage for the U.S., leading a resurgence in the U.S. industrial and manufacturing sectors. Therefore, the Renaissance Funds invest in energy companies, industrial and manufacturing companies and transportation and logistics companies that are expected to benefit from these developments.

The SEC has interpreted Section 8(b)(1) to mean that a registrant need only briefly indicate, insofar as is practicable, the extent to which an investment company intends to concentrate investments. To the extent that specification is practicable, however, it is the duty of the investment company to furnish statements of policy or intention which are specific, precise and informative. First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (quoting Opinion of General Counsel Relating to Sections 8(b)(1) and 13(a), Investment Company Act Release No. 167 (July 23, 1941)). The Renaissance Funds’

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concise statement of their concentration policy, as set forth in the list of fundamental investment restrictions, should be evaluated in the context of the extensive disclosure throughout the Renaissance Funds’ prospectuses about the types of companies in which the Renaissance Funds will invest and the sectors in which such companies operate.

The Renaissance Funds’ industry concentration policy describes, insofar as is practicable, the extent to which the Renaissance Funds intend to concentrate in a group of industries and sets clear, objective limitations on the manager’s ability to freely concentrate in an industry or group of industries.

Comment 6:	Under the “Comparison of Shareholder Services and Procedures” on page 28, the contingent deferred sales charges for Class A Shares of both the Cushing Funds and the Acquiring Funds are stated as “None”. Footnote 1 states that “Investors who purchase more than $1,000,000 may be assessed a contingent deferred sales charge of 1.00% upon redemptions within twelve months of purchase.” Please revise the table to state the contingent deferred sales charges for Class A Shares as 1.00%. You may explain in the footnote that the contingent deferred sales charges on redemptions within twelve months of purchase may be less for investors who purchase less than $1,000,000.

Response 6:	The contingent deferred sales charge figures in the Proxy Statement have been revised as requested in the Definitive Proxy Statement

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The adequacy and accuracy of disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Trusts acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris